Exhibit (a)(5)(xiii)

Press Release www.shire.com

Shire extends tender offer for ViroPharma

Dublin, Ireland – December 27, 2013 – Shire plc (LSE: SHP, NASDAQ: SHPG) announces that it has extended the expiration of its previously announced tender offer by a wholly owned subsidiary of Shire for all of the outstanding common shares of ViroPharma (NASDAQ: VPHM) until midnight, New York City time, on Thursday, January 9, 2014 (one minute after 11:59 p.m., New York City time, on January 9, 2014).  The tender offer had previously been scheduled to expire at 6:00 p.m., New York City time, on Thursday, December 26, 2013.  All of the other terms and conditions of the tender offer remain unchanged.

As of 6:00 p.m. on December 26, 2013, approximately 50,217,259 common shares of ViroPharma (excluding 2,128,506 common shares of ViroPharma guaranteed to be delivered within the next three NASDAQ trading days) had been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 76 percent of the outstanding common shares of ViroPharma.

For further information please contact:

Investor Relations
Eric Rojas	erojas@shire.com	+1 781 482 0999
Sarah Elton-Farr	seltonfarr@shire.com	+44 1256 894157
Media
Jessica Mann	jmann@shire.com	+44 1256 894 280
Gwen Fisher	gfisher@shire.com	+1 484 595 9836

NOTES TO EDITORS

Shire enables people with life-altering conditions to lead better lives.

Our strategy is to focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs.

We provide treatments in Neuroscience, Rare Diseases, Gastrointestinal, Internal Medicine and Regenerative Medicine and we are developing treatments for symptomatic conditions treated by specialist physicians in other targeted therapeutic areas.

www.shire.com

Registered in Jersey, No. 99854, 22 Grenville Street, St Helier, Jersey JE4 8PX

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell ViroPharma common stock. The offer to buy ViroPharma common stock is being made pursuant to a tender offer statement (including the offer to purchase, letter of transmittal and other related tender offer materials) filed by Shire Pharmaceutical Holdings Ireland Limited (SPHIL) and a subsidiary of SPHIL with the U.S. Securities and Exchange Commission (SEC) on November 25, 2013.  In addition, on November 25, 2013, ViroPharma filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement as they contain important information, including the terms and conditions of the tender offer, that should be read carefully before any decision is made with respect to the tender offer.  Investors and security holders may obtain a free copy of these materials and other documents filed by SPHIL and ViroPharma with the SEC at the website maintained by the SEC at http://www.sec.gov/. The tender offer statement and related materials, and the solicitation/recommendation statement, may also be obtained for free by contacting the information agent for the offer, MacKenzie Partners, Inc., at (212) 929-5500 or toll-free at (800) 322-2885.

Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.

FORWARD - LOOKING STATEMENTS

Statements included in this announcement that are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire's results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire's proposed acquisition of ViroPharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;

•
a governmental or regulatory approval required for the proposed acquisition of ViroPharma may not obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•
ViroPharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or ViroPharma's business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources; and

•
difficulties in integrating ViroPharma into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all;

and other risks and uncertainties detailed from time to time in Shire's or ViroPharma's filings with the U.S. Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.